## Special General Meeting of Kitov Pharmaceuticals Holdings Ltd.

Date: June 27, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

| | For | Against | Abstain |
|---|---|---|---|
| 1. To approve the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US tax purposes. | ☐ | ☐ | ☐ |
| 2. To approve an amendment to the terms of office and compensation of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation. | ☐ | ☐ | ☐ |
| 3. To approve the grant of equity-based incentive compensation to Mr. Simcha Rock, a member of the Board of Directors and Chief Financial Officer of the Company. | ☐ | ☐ | ☐ |
| 4. To approve an amendment to the terms of office and compensation of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation. | ☐ | ☐ | ☐ |
| | Yes | No | |
| **4a Do you have a Personal Interest in the Matter of the Proposal 4?** | ☐ | ☐ | |

If you do not make a selection then your vote for Proposal 4 will not be counted.

If marked "YES", please provide details as indicated below:

Following are details of my personal interest, as such term is defined in section 1 of the Companies Law, in the matter of Proposal 4.

________________________________________

________________________________________

________________________________________

**Authorized Signatures - This section must be completed for your instructions to be executed.**

____________________ Please Sign Here

____________________ Please Date Above

____________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

# Special General Meeting of Kitov Pharmaceuticals Holdings Ltd. to be held June 27, 2016 For Holders as of May 25, 2016

## MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

**All votes must be received by 12:00 p.m. EST on June 20, 2016.**

PROXY TABULATOR FOR
KITOV PHARMACEUTICALS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

# KITOV PHARMACEUTICALS HOLDINGS LTD.

## Instructions to The Bank of New York Mellon, as Depositary
## (Must be received prior to 12:00 p.m. EST on June 20, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharmaceuticals Holdings Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 25, 2016** at the **Special General Meeting** of the Shareholders of **Kitov Pharmaceuticals Holdings Ltd.** to be held on **June 27, 2016** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

**NOTES:**

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

**(Continued and to be marked, dated and signed, on the other side)**

PROXY TABULATOR FOR
KITOV PHARMACEUTICALS HOLDINGS LTD.
P.O. Box 8016
CARY, NC 27512-9903